UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61569 / February 23, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13762

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IN THE MATTER OF

PCC GROUP, INC.,	:	
PLAY CO. TOYS & ENTERTAINMENT CORP.,	:	
POINT WEST CAPITAL CORP.,	:	
POWER SPECTRA, INC.,	:	ORDER MAKING
PREFERENCE TECHNOLOGIES, INC.,	:	FINDINGS AND REVOKING
PREFERRED FINANCIAL RESOURCES, INC.	:	REGISTRATIONS BY DEFAULT
(N/K/A COPPER FINANCIAL RESOURCES, INC.),	:	AS TO NINE RESPONDENTS
PRO-MARKET GLOBAL PLC,	:	
PROGENITOR, INC.,	:	
PSA, INC.	:	
(N/K/A SHEARSON AMERICAN REIT, INC.), and	:	
PURCHASESOFT, INC.	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on January 26, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents are each corporations with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file required periodic reports.

The Division of Enforcement (Division) has provided evidence that all Respondents were served with the OIP by February 1, 2010. Respondents' Answers are due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. None of the Respondents have filed an Answer. Respondent Purchasesoft, Inc., submitted a signed Offer of Settlement that the Commission accepted. PCC Group, Inc., Exchange Act Release No. 34-61525 (Feb. 17, 2010).

The remaining nine Respondents have not made any attempt to defend the proceeding, and, accordingly, are in default. See 17 C.F.R. §§ 201.155(a), .220(f). As permitted by Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed to be true as to them.

PCC Group, Inc. (CIK No. 756972), is a suspended California corporation located in Pomona, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported a net loss of over $1.13 million for the prior nine months.

Play Co. Toys & Entertainment Corp. (CIK No. 927643) is a void Delaware corporation located in San Marcos, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2000, which reported a net loss of over $7.6 million for the prior nine months. As of January 21, 2010, the company's stock (symbol PLCO) was traded on the over-the-counter markets.

Point West Capital Corp. (CIK No. 1002813) is a void Delaware corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002. On September 24, 2004, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, which was still pending as of January 22, 2010. As of January 21, 2010, the company's stock (symbol PWCCQ) was quoted on Pink Sheets operated by Pink OTC Markets Inc., and had one market maker.

Power Spectra, Inc. (CIK No. 777527), is a suspended California corporation located in Sunnyvale, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998, which reported a net loss of over $1.6 million for the prior nine months. As of January 21, 2010, the company's stock (symbol PWSP) was traded on the over-the-counter markets.

Preference Technologies, Inc. (CIK No. 1083846), is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of over $22.8 million for the prior three months. As of January 21, 2010, the company's stock (symbol PFER) was traded on the over-the-counter markets.

Preferred Financial Resources, Inc. (n/k/a Copper Financial Resources, Inc.) (CIK No. 24581), is a Colorado corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2004, which reported a net loss of $3,533 for the prior three months.

Pro-Market Global plc (CIK No. 1133384) is a dissolved England and Wales corporation located in London, England, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2001, which reported a net loss of $5.3 million for the prior twelve months.

Progenitor, Inc. (CIK No. 936537), is a dissolved Delaware corporation located in Menlo Park, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1998, which reported a net loss of over $10.5 million for the prior nine months.

PSA, Inc. (n/k/a Shearson American REIT, Inc.) (CIK No. 1065001), is a Nevada corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001. As of January 21, 2010, the company's stock (symbol PSAZ) was traded on the over-the-counter markets.

As discussed in more detail above, these Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of PCC Group, Inc., Play Co. Toys & Entertainment Corp., Point West Capital Corp., Power Spectra, Inc., Preference Technologies, Inc., Preferred Financial Resources, Inc. (n/k/a Copper Financial Resources, Inc.), Pro-Market Global plc, Progenitor, Inc., and PSA, Inc. (n/k/a Shearson American REIT, Inc.), are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge

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